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[Transcript of ValueWalk's ValueTalks podcast from 12/16/2021:]

Raul Panganiban: Hello podcast listeners. Today's a very special episode with Wade Guenther, managing partner at Wilshire Phoenix. Before this Wade was Portfolio Management Consultant at Global X ETFs and ETF strategist for Advisors Asset Management. Prior to this, Wade was Global ETF strategist and Portfolio Manager at Horizon ETFs U.S. Wade earned his Bachelor of Arts in political science with a concentration in physics and applied mathematics from the University of Western Ontario. In today's episode we discuss the investment case for gold in today's present environment. I want to welcome Wade to the show and I want to welcome all listeners to a very special episode.

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Welcome to Value Talk with Raul.

Just wanted to welcome a listeners to very special episode. I have Wade Gunther partner at Wilshire Phoenix and Wade. Welcome back.

Wade Guenther: It's great to be here. I love the Value Walk podcast. I know the listeners are into value investing. And hopefully we talk about a few of those things throughout the day, but thanks for having us back.

Raul Panganiban: Yeah, just begin with your background for any new listeners. What led you to finance and investing.

Wade Guenther: Sure. Originally. I'm from Canada. I'm from Toronto. I began my career in the ETF industry Back in 2009, doing web development for the Bank of Montreal. And from there I went to Horizons ETFs who was an up-and-coming ETF sponsor there. And now, they're one of the largest in Canada outside of the of the big banks and I was the ETF analyst and moved to assistant portfolio manager. And then I started managing my own funds once one of the covered call portfolio managers left to do his own thing and it was just such a great learning experience. That's something I really enjoyed and I got a lot of experience managing funds, how to do the foreign exchange corporate actions, the managing positions, making sure that they're on track with indexes that they followed if applicable, hedge funds, a lot of great things. So, I just have a lot of respect for the people at Horizons in Canada for giving me those opportunities to grow within the organization, grow within myself, and it was wonderful. But now, I'm here in the U.S. and here at Wilshire Phoenix. It was a great opportunity to come to an organization at the ground floor with a new and innovative gold product that looks at investing in gold, based on algorithms that determine the weight of gold which we call an Adaptive Exposure. When gold volatility increases, the portfolio reduces its exposure into gold. And then at that point, the algorithms will look at S&P 500 volatility. And if S&P 500 volatility increases, that recently reduced gold exposure will likely increase up a little bit to account for that because many investors tend to or have tended to rotate towards gold as a safe haven when S&P 500 volatility increases again. It was a really great opportunity to come here and my experiences in ETF portfolio management and trading have really helped, and it's been great to be here at Wilshire Phoenix.

Raul Panganiban: Tell me about your approach to investing.

Wade Guenther: Well, my personal approach to investing is primarily in dividends and in value investing. I like to personally invest in companies that have an abundant and stable cash flows and then reinvest them for continuously compounded growth. Now. I mean, this isn't really inclusive of my investment style. I still have growth-oriented ETFs and core S&P 500 Holdings. I also like physical real estate, gold, and crypto. So I like to diversify across a bunch of different asset classes, but my again, primarily I do like the dividends in value investing.

Quick story for you. My first dividend stock was Rogers Communications in Canada, and I bought it right after college. And Rogers Communications is like a phone and cable service provider, and I bought enough shares of a stock so that the quarterly dividend would be enough to cover my phone and cable bill. And to me, I thought it was like free money and Rogers was essentially paying me to use their service. I didn't earn a lot of money back then, so the dividend help cover, some of my expenses, you know, I thought I was a smart guy back then doing that, but it wasn't really too much longer afterwards that I kind of figured that, hey, the compounding benefits of the dividends was far more beneficial to me in the long term than the short-term use of the dividends to pay an expense, but I'm generally like that's how it all started for me and my understanding. And I thought that was a really good learning experience.

Raul Panganiban: And can tell me about the current investment landscape. With the markets pushing new highs here. And what are some of the risks that investors may be facing.

Wade Guenther: There's so many things contributing to the market that need you right now. I mean, the S&P 500 is up more than a hundred percent since the bottom in March 2020 which is a long way to go in a short period of time. And we believe that there are a few factors contributing to that and I think one of them is the access to inexpensive capital, right. Interest rates have remained historically low for a number of years. This has allowed companies to fund growth projects for a very low cost for a very long time. And complacency, may be setting in, you know, a lot of companies may think that this is the normal and that might be a risk for some investors. And there has been talk with the FED increasing rates next summer, but a lot of things can happen between now and next summer, right? And if they do increase interest rates by how much? Is it going to be 200 basis points? I really don't think that number is likely. So, again, it's the risk is rates have been so low for so long and companies may not have taken into account of them increasing.

Number two. I think supply chain issues have been a surprise and the they've allowed companies that produce physical products to sell the remaining inventory that they've had on hand at record prices and often achieving record sales. So if you look at the latest quarterly updates by a lot of the technology firms, there’s been record sales and again because they've had this inventory that they produced already, in inventory and have recently sold it at record prices. And it's because a lot of the supply chain issues have caused the price to increase more so than the demand side we believe.

Now, the last thing is wage inflation. Right? employment is approaching full capacity, massive wage inflation has been triggered to attract workers, and it's also contributed to inflation on the consumer side as well. So with the S&P 500, being up a lot over the last year, year and a half, you know, we think some of the winners have been the small cap companies that have been able to flourish through the pandemic gauntlet so to speak. And the Small Cap 600 is up more than 130 percent since the bottom of 2020. With all of these contributing factors, we just think that they have been a help to the market bull run, but again with it going so far so fast, the risk is that some of these things will not be there to help support some of these companies that have done so well in the future.

Raul Panganiban: The interest rates one, are the markets pricing that in and within the potential increasing rate environment, what asset classes would be affected the most?

Wade Guenther: The market is probably pricing some of it in and the asset classes, I'm not sure that I would say, asset classes, it's more of like specific companies who are the most highly leveraged, stand to be at the most risk, and it comes down to things like free cash flow.
The cash flow from operations less the capital expenditures, the free cash flow that's available in order to pay down debt, pay dividends, things of that nature, continue to fund operations- the companies with the lowest amount of free cash flow or negative free cash flow, I believe stand to be in the most risk that when interest rates increase, the debt burden increases for some of these companies they are going to have the most difficult time servicing that debt with low or potentially negative free cash flow. And we saw this with General Electric back in, I want to say 2018. They were paying like a dividend I want to say in the neighborhood of five, six percent and then it ballooned to 10% because their stock went down so much, they're paying ten cents on a ten dollar stock and it's because their free cash flow is negative and then they had to cut that dividend and then it just spiraled into a whole host of other problems. So when the cash flow isn't there to sustain operations, pay the debt than everything else really falls aside, and the dividend is the first thing to go, right? Like they're not going to be spending money outside the corporation. When companies need to use that free cash flow to fund their business and pay their debt. I wouldn't say asset classes at the most risk. It's the companies with the lowest free cash flow or negative free cash flow I believe that are at the highest risk.

Raul Panganiban: Makes sense. And with the S&P pushing the new highs are we going to expect more volatility? And with a product like the Adaptive Gold Exposure that you have there are you going to expect that to increase a little bit more during these kinds of environments?

Wade Guenther: That's a really good question. Market volatility can come from quite a few things and I mean, profit-taking could be one of them, right? There's fundamentals that could suggest higher levels of market volatility like S&P, pushing higher like record-high PE levels. Someone could think as that is something as an indicator, to sell. we don't really forecast or try and target any level of S&P 500 volatility, what we will do in our Gold ETF (WGLD) is we will just look at the 45-day realized volatility of S&P 500 as one of the determining factors on whether to increase our gold exposure or not. So again, we're not trying to forecast it. We will just see what has happened, in order to determine our future course of action on the next rebalance and fortunately, the fund, or the index rebalances monthly, and that gives us an opportunity to be relevant with what is currently happening in the marketplace for gold and the S&P 500 vs. say something like quarterly when factors three months ago are affecting our current decision, and we just  don't think that that was really relevant so we trimmed it to 45 days.

Raul Panganiban: I was going to ask about that timing, if that one month was a sweet spot. But yeah, makes sense.

Wade Guenther: Yeah, it's just important that we make sure that we have relevant information and we don't want to use say, you know, if we're looking at price movements 20 years out in a model. It's like okay, that's interesting. But is that really relevant to today's market environment? So one of the reasons why we pick 45 days, it was just a really good spot that was current, but not too long, that suggested outdated data contributed to our current decisions. And then on the other side of that, if we did something like 20, 25 days, we felt like that was just a little bit too short to really give us some meaningful data as an indication of what the next rebalance should be.

Raul Panganiban: Yeah, and then, can you tell me about the opportunity of gold in the present environment? Then we'll talk about gold mining companies, as well down here. I just want to get overview of gold as a whole.

Wade Guenther: Sure. Okay. So there's a lot of things, a lot of factors have been what we've been turning this tug-of-war with gold throughout 2021. We've seen a lot of factors really on the negative side, such as foreign exchange and the 10-year, which, you know, we’ll start talking about. But then we've also seen a lot of factors on the positive side such as inflation rate and gold as an input, like a nanoparticle input to products that we that we currently use.

So, talking about the interest rates. The Treasury yields have been what we believe, the single largest driver for gold price in 2021, and gold investors are often looking for one or both of the following situations. They're looking for equity market diversification with gold or they're looking for the underlying assets like gold to have higher growth like they're investing in for a growth potential. But the 10-year has increased so much this year that it has given investors reason to sell out of their gold position for assets with a higher yield, right? Because if they look at the 10-Year as like a risk-free rate, then they can go to the equity market and expect a higher required rate of return there or elsewhere. So a lot of investors have been selling their gold for assets with a higher required rate of return elsewhere. It just hasn't been that kind to gold.

Now the foreign exchange rate, generally over the last six months or so USD has been getting stronger. So what's happened is that gold, which is predominantly determined in U.S. dollar terms has been becoming more expensive relative to other currencies, which has what we believe just put a little bit of down pressure on its price. But we've seen some other situations with inflation that it has not been as what the FED has been turning transitory. It's been far more persistent than what we've expected throughout 2021. And this has been a massive support for gold and we've even seen that gold is still around 1800 dollars an ounce right now even after the issues with or the head winds with the 10-year and, the FX rate.

So again, there's a lot of support still through some of the other factors that again have been contributed to a tug-of-war so gold really has not done a whole lot net-net in 2021 because we see these factors so strongly pushing and pulling on gold prices in both directions. So it's been really quite interesting and something we haven't really seen like this in quite a while.

Raul Panganiban: Yeah, and I know you mentioned the input for the Nano. Can you talk more about that?

Wade Guenther: We see a lot of consumer electronics, healthcare application using gold as an input variable into the products, which has been termed nanoparticle, because gold is such a great conductor of electricity and extremely high quality, high purity level. So something like aluminum or silver which are conductors of electricity in their own right- they oxidize very quickly and erode over time. So if somebody is paying a thousand, thirteen hundred dollars for a smartphone, they're getting extremely high quality gold inputs, so that that phone can stand the test of time, it is the quality that is expected from consumers at something with such a high price point. This is becoming what we've seen is so much more commonplace, gold is being a nanoparticle into consumer products that are redefining our daily lives. Everything is smart based, everything is connected and gold has been playing an important part of that. So we're seeing so much more demand for gold on the demand side for that as an input to some of these products.

Raul Panganiban: Are the inputs, gold, is that being priced into the product now?

Wade Guenther: We believe so. Okay, so let's just talk a little bit about gold and production costs because gold production costs include like labor, electricity, fuel, other corporate overhead. There's a lot of things that go into gold production costs and gold production costs according to the World Gold Council, are the highest they've been since 2014.

So when we're talking about just getting gold out of the ground into consumers hands it's the highest it's ever been and we think that is important to understand that because mining companies are still mining the gold, but the gold inventory being offered to the market is also one of the highest quarters it's ever been, even though costs are rising. So the demand is still there. So from a nanoparticle perspective, demand is still there. Central banks are still buying gold albeit less than they have been quarter-over-quarter, but the demand for gold is still there. And we believe if this nanoparticle and gold as a safe haven asset are still some of the driving forces for gold prices right now.

Raul Panganiban: Yeah, and then just want to go over the gold mining companies. What are the drivers and are they attractive today?

Wade Guenther: Okay, I think let's address the attractiveness part first and then we can talk about drivers. So many analysts use the dividend discounting method to estimate what an asset’s intrinsic value is. The intrinsic value is often, through this method, is determined as the present value of discounted cash flows. So then determining whether an asset is attractive, for example, or over or undervalued really refers to identifying the asset’s intrinsic value through one of these methods, then comparing it to the current market price for whatever the course of action is going to be. Buy if it's undervalued, sell if its overvalued.

Now, if we're looking at fixed income, it gets really easy to value because the coupon payment is constant, maturity and end payments are both known. The discount rate that is used to discount that coupon may change over time, but the results, you know, the results in some differing valuations, but it's still relatively stable.

Stocks are different because stocks have infinite lives, dividends or the coupon from a bond perspective, can be changed over time through a management vote or I guess it just comes from a management vote, but it can be changed over time and the payment isn't known at the end of the infinite life, right? If you don't know how much you're getting back at the end of the infinite. So many gold miners, have increase their dividends over the years really to attract investors and then increasing dividends often requires the mining companies to increase their free cash flow that we already talked about to maintain or sustain or grow that dividend. And so, how much free cash flow or free cash flow yield is often a good indicator of a company's ability to pay future dividends. So in terms of value, determining whether the company is over or under valued really depends a lot on these operating and management factors that are used in these valuation models. The value gets difficult to really assess.

Now we're talking about the drivers. We talked about the production costs in relation to the miners. So we're looking at, let's look at the big ones, like Newmont, Barrick, Franco. There's a lot of them and we've seen that the cost to produce gold has increased, but the supply has also increased like we talked about. The large gold producers are often the ones that benefit the most because they have a couple of unique factors. They have the cash flow to sustain higher mining costs to continue operations, and they also have better access to credit terms with their financial institutions to borrow and continue mining operations.

And if you see some of the smaller, or the junior miners, say Pan Am, Endeavour, Yamana. Things like supply chain, inflation may be more difficult for the juniors to absorb because they tend to not have the size and the scale or the stable cash flows that the larger and more mature miners have. Their creditors who are often these massive financial institutions, in big cities, that are absolutely nowhere near the mining operations themselves, they want their loans repaid. They don't care about the circumstances of the business for the miner, whether they’re junior or not. They just want their lending to be repaid, so the big banks will often mandate continuous mining in order to repay the loans. When it comes to some of the drivers like the product cost and the terms for the repayment, the financial institutions lending them the money have a lot to do with that as well as the current size and scale of the mining company themselves. How can they withstand this? there's a lot of interesting factors that drive the value of the company, of the stock and then determining whether over or undervalued again, it just comes down to, you know, dividends, cash flow and how well the management can run that business and show value for shareholders. So, that's our take on it, there’s a lot that goes in there

Raul Panganiban: Definitely. So the opportunity for gold mining companies would you see that more in the larger players then and take a basket approach to that or the small players are there opportunities there?

Wade Guenther: I mean, in our view, there's opportunities everywhere and we kind of subscribe to the diversified approach, you know, we think GDX the VanEck Gold Miners, that's the large cap gold miners ETF has been the de facto standard for gold large cap, gold miners for a very long time. I think it holds over 50 of the large cap gold miners and has like 14 or 15 billion in assets and again because then you don't have to speculate right? What you're doing is you're diversifying across the entire basket. You don't have to make a bet on which single stock, which single company is going to perform better and generally when the market for gold, when gold goes up it is expected or at some very high correlation that the that the gold miners go up as well. And this holds true for the juniors, the GDXJ It has I think that has a about 100 holdings and again you don't need to bet on which one of the juniors is going to outperform if you have the whole basket. I personally believe, and our view is that diversification is a good thing. I know it's not as fun as buying something that moonshots. But hey, this is you know, your financial assets and I personally don't believe that my financial portfolio is something that I'm putting on black in Vegas, you know I like to diversify a little bit and I think these are two great tools in order to do that with the miners.

Raul Panganiban: Alright, and just want to know what are the best opportunities you see going forward here.

Wade Guenther: Best opportunities. That's a really difficult one to answer because it's kind of a relative answer, each investors investment objectives and risk tolerances are different. Something that might be a good opportunity on one end of the spectrum for somebody who may have such a high risk tolerance that is unsuitable for somebody else. But again, our view diversification with your core equity portfolio with gold. We're now talking about introducing crypto as a new asset class. That can be great for investors to diversify their core investment portfolio because the correlation of returns is low with broad market equities that again, we're seeing some diversification benefits there. I think adding crypto could be great for investors in the long run.

Raul Panganiban: The crypto part I find interesting, is that the big crypto like Bitcoin and Etherium or other crypto stuff?

Wade Guenther: I don't really want to speak about any particular cryptocurrency in general and it's because I don't want to have it misunderstood as I'm taking a particular stance in any one or particular cryptocurrency.

But what we will notice is that some of the larger cryptocurrencies have a very high correlation within themselves, and it's some of the smaller market cap Cryptocurrencies also have a very high correlation amongst themselves, but between the large and the smaller cryptocurrencies, we're seeing a little bit of a lower correlation, like they don't always tend to move together at the same rate. So, are there some diversification benefits within crypto. We believe there are and with crypto being so new, it's really hard to say like over the long periods of time, over long market cycles, over many years, how that is going to going to unfold. But we have seen some of that, some of that disconnect over the short time that a lot of these cryptocurrencies have been around.

Raul Panganiban: All right, and we just want to know your closing thoughts closing thoughts.

Wade Guenther: One thing I want to say is, you know, a lot of people have asked us, you know, what is, you know, what is the fair value of gold and we really find it difficult to have a fair value of gold, because it doesn't have cash flows and lives in perpetuity, has zero credit risk. It's a physical asset and it's issuer, which is planet Earth doesn’t default, right? So, physical gold becomes difficult to value, and that's why we focus on these fundamental variables that have historically determined gold prices that we talked about- inflation and interest rates, foreign exchange and a lot of these other factors so we think they're really important.

And for the gold miners, I want to say the last thing, the value of the gold miners unsold inventory could be one of the biggest drivers for their valuation, right? Because a difference of say, $100 in spot gold price, could be the difference between one of the juniors not being able to repay one of their loans or them being profitable and that could be a huge thing. Just watching how much unsold inventory some of these gold miners have, are they holding it back, expecting higher future prices that they can send it back to the market at say 1800, 1900 dollars an ounce and increasing their cash flow that way. I just think that's one of the drivers and it's something that I think, you know, investors should be watching for when they're assessing the gold miners.

Raul Panganiban:  Wade just wanted to thank you again for coming on the show. And thank you for sharing wisdom.

Wade Guenther: Appreciate it. Thanks for having us and we look forward to doing it again.

Raul Panganiban: Hello value, walk listeners. I want to thank you for your time. If you have any guests recommendations, questions, comments and feedback. Please email me and RPanganiban@valuewalk.com. I would love to hear back from you and appreciate your support. Thank you again.